EXHIBIT 12.1
Juniper Networks, Inc.
Statements of Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Years Ended December 31,
	2007 (a)	2006 (b)	2005 (a)	2004 (a)	2003 (a)
Earnings for Computation of Ratio:
Pre-tax income (loss) income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$510.6	$(897.0)	$497.5	$208.1	$39.6
Distributed income from equity investee	—	—	—	—	—
Fixed charges	17.5	13.5	12.4	13.0	45.9

Total earnings (losses)	$528.1	$(883.5)	$509.9	$221.1	$85.5

Fixed Charges:
Interest expense and debt cost amortization (c)	$2.9	$1.4	$1.5	$4.1	$38.0
Estimate of interest within rental expense	14.6	12.1	10.9	8.9	7.9

Total fixed charges	$17.5	$13.5	$12.4	$13.0	$45.9

Ratio of earnings to fixed charges	30.2	—	41.3	17.0	1.9

(a)	For these ratios, “earnings” represents (i) income before taxes before adjustment for minority interests in equity investees and (ii) fixed charges.

(b)	The pre-tax losses from continuing operations for the year end December 31, 2006 are not sufficient to cover fixed charges by a total of approximately $897.0 million. As a result, the ratio of earnings to fixed charges has not been computed for this period.

(c)	Estimated interest on tax liabilities of $2.2 million, $1.3 million $1.7 million, $1.2 million and $0.9 million was not included in total fixed charges for 2007, 2006, 2005, 2004 and 2003, respectively, as the Company classified such interest as part of its income tax provision before and after the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007.